SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                          ___________________________

                              AMENDMENT NO. 5 TO
                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                           ___________________________

                                  BIG B, INC.
                          (Name of Subject Company)

                                  BIG B, INC.
                      (Name of Person Filing Statement)

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)
                          ___________________________

                                 088891106
                   (CUSIP Number of Class of Securities)
                         ___________________________

                               ANTHONY J. BRUNO
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  BIG B, INC.
                             2600 MORGAN ROAD, S.E.
                              BESSEMER, AL 35023
                                 (205) 424-3421
          (Name, address and telephone number of person authorized
               to receive notice and communications on behalf
                       of the person filing statement)
                        ___________________________

                                   COPIES TO:

            RICHARD COHN, ESQ.       AND    RANDALL H. DOUD, ESQ.
          SIROTE & PERMUTT, P.C.            SKADDEN, ARPS, SLATE,
         2222 ARLINGTON AVENUE SOUTH          MEAGHER & FLOM
           BIRMINGHAM, AL 35205             919 THIRD AVENUE
            (205) 930-5130                  NEW YORK, NY 10022
                                            (212) 735-3000


                    This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Big B, Inc., an Alabama corporation ("Big B"), filed with the Securities and Exchange Commission on September 23, 1996, with respect to the tender offer made by Revco D.S., Inc., a Delaware corporation ("Revco"), and RDS Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Revco ("RDS Acquisition"), to purchase all outstanding shares of Big B Common Stock at a price of $15 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 1996, of Revco and RDS Acquisition and the related Letter of Transmittal of Revco and RDS Acquisition.

                    Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the
          Schedule 14D-9.

          ITEM 4.   THE SOLICITATION OR RECOMMENDATION
                    and
          ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
                    SUBJECT COMPANY

                    Beginning on October 7, 1996, various parties (including Revco) which had executed confidentiality agreements and continued to express an interest in developing acquisition proposals for Big B have been provided additional information about Big B, including through data room visits and access to Big B management.

                    On the evening of October 15, 1996, R-H on behalf of Big B sent a letter to all such parties that, among other things, advised that any party interested in acquiring Big B should submit a written bid to R-H, Big B's financial advisor, not later than 5:00 p.m., Atlanta time, on Friday, October 25, 1996. Such parties were also advised in such letter that, although circumstances may warrant a different approach, Big B currently expects that the Big B Board will convene over the weekend of October 26, 1996 to consider the bids received and, should one or more bids be received that are acceptable as to price and other terms and conditions, to authorize Big B to enter into a merger agreement with the successful bidder. A copy of such letter is filed herewith as Exhibit 17 and is incorporated herein by reference.

                    The majority of the parties which had
          previously executed confidentiality agreements have accepted Big B's offer to revise their confidentiality agreements in accordance with the Revco Confidentiality
          Agreement.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

               The following Exhibit is filed herewith:

          Exhibit 17:    Letter, dated October 15, 1996, from The
                         Robinson-Humphrey Company, Inc. on behalf of Big B, Inc.


                                  SIGNATURE

                    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                      BIG B, INC.

                                      By: /s/ ARTHUR M. JONES, SR.
                                      Name:  Arthur M. Jones, Sr.
                                      Title: President and Chief
                                             Operating Officer

          Dated:    October 16, 1996


          Exhibit Index

                                                               Page

          Exhibit 17:    Letter, dated October 15,
                         1996, from The Robinson-
                         Humphrey Company, Inc. on
                         behalf of Big B, Inc.